

May 21, 2024

Bryan M. Hackworth
Chief Financial Officer
Universal Electronics Inc.
15147 N. Scottsdale Road, Suite H300
Scottsdale, AZ 85254-2494

> **Re: Universal Electronics Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **Form 8-K Furnished February 15, 2024**
> **File No. 0-21044**

Dear Bryan M. Hackworth:

We have reviewed your May 10, 2024 response to our comment letter and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 12, 2024 letter.

Form 10-K for the Fiscal Year Ended December 31, 2023

Note 2 - Summary of Significant Accounting Policies
Revenue Recognition, page 49

1. We note your response to comment 3. We further note that within your earnings call transcripts for the fourth quarter 2023 and first quarter 2024 that management makes several references to product channel categories both in prepared remarks and in response to related questions from analysts. When also considering that your chief operating decision maker ("CODM") reviews revenues by various channels, tell us in further detail how you determined your "various products constitute a group of similar products under ASC 280-10-50-40." If the product channels are all considered similar, specifically address why management references individual channels within its filings and earnings calls and why analysts inquire about them. Clarify if your CODM reviews quantified revenues for just Home Entertainment and Connected Home or if the information is also

quantified for each sub-category, such as Consumer Electronics and HVAC.

Note 10 - Income Taxes, page 64

2.	We note your response to comment 4 and your explanation that the effective tax rate reconciliation line items "Distribution of previously taxed foreign earnings and profits" and "Foreign participation exemption" relate to intercompany dividend income included in pre-tax income that is not taxable. Please clarify for us why these adjustments impact your reconciliation if the intercompany dividends are eliminated in consolidation and excluded from pre-tax book income.

Form 8-K Furnished February 15, 2024
Exhibit 99 - Reconciliation of Adjusted Non-GAAP Financial Results, page 7

3.	We note your response to comment 6 and have the following comments:

- Please revise future filings to remove the non-GAAP adjustments for "Excess manufacturing overhead and factory transition costs" and "Adjustments to acquired tangible assets."

- You indicate that the "Litigation costs" adjustment includes amounts related to Roku "and certain other entities." Tell us the nature of the "other" matters included in this adjustment. Quantify for us the portion of your litigation adjustment related to Roku for each year from 2018 through 2023, as well as the annual litigation expenses excluded from your non-GAAP adjustment for the same period.

	Please contact Andrew Blume at 202-551-3254 or Kevin Woody at 202-551-3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Manufacturing